Day, Berry & Howard LLP
COUNSELLORS AT LAW

Bonnie J. Roe Direct Dial: (212) 829-3605 E-mail: bjroe@dbh.com	August 31, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Maryse Mills-Apenteng

Re:	Globix Corporation
Preliminary Schedule 14A
Filed on July 11, 2005
File No. 1-14168

Dear Ms. Mills-Apenteng:

On behalf of Globix Corporation, a Delaware corporation (the “Company” or “Globix”), we hereby submit for filing pursuant to Rule 14a-6(a) of Regulation 14A, a revised preliminary proxy statement. Globix filed an initial preliminary proxy statement on July 11, 2005.

Set forth below are the Company’s responses to the comments given by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated August 3, 2005 with respect to the preliminary proxy statement.

The following responses are keyed to the sequential numbering of the comments in the SEC letter.

Proposal Three: Authorization of the Issuance of Additional Shares of Common Stock

Comment 1. While you indicate the maximum amount of shares that may be issued in connection with the three transactions described under the proposal, we note that you have not provided information with regard to the range of terms within which you would negotiate the transactions. For example, will the authorization sought in this proposal expire after a predetermined period or continue indefinitely? Is there a minimum price below which you will not issue shares in order to effect an exchange offer? Is there a minimum price below which you will not negotiate private placements if the stock is issued at below market prices? The terms least favorable to shareholders should be fully described to the extent known. Please revise (a) to provide a time limit for the authorization, or affirmatively state that the authorization has no limits, and (b) to define the parameters within which the transaction types could be negotiated.

Securities and Exchange Commission
Page -2-
August 31, 2005

Response 1. The Company has revised the preliminary proxy statement in response to the comment.

Comment 2. We note your statement that you are not “currently contemplating any specific transaction” of the types described. Please revise to state, if true, that you have no current plans, commitments or arrangements to enter into any such transactions. For example, have you entered into any negotiations, received a letter of intent, or otherwise initiated the process of identifying and acquiring a “business opportunity”? To the extent that you taken any such steps, even if a “specific transaction” has not been identified, those steps should be described in the proxy statement.

Response 2. As indicated in the revised preliminary proxy statement, the Company has no current plans, commitments or arrangements to enter into any such transactions.

A separate letter from the Company containing the representations requested in your comment letter is being filed concurrently.

Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned at (212) 829-3605 or Anna Hunnicutt at (617) 345-4686.

Very truly yours,

/s/ Bonnie J. Roe Bonnie J. Roe

cc:	Mark P. Shuman
Securities and Exchange Commission
Peter K. Stevenson
Globix Corporation
Robert M. Dennerlein
Globix Corporation
James C. Schroeder, Esq.
Globix Corporation